Exhibit 99.1

PRESS RELEASE

CHC ANNOUNCES THIRD QUARTER RESULTS

Wednesday, March 14th, 2007, Vancouver, British Columbia, Canada: CHC Helicopter Corporation (the “Company” or “CHC”) (TSX: FLY.A and FLY.B; NYSE: FLI) today announced unaudited financial results for the three and nine months ended January 31, 2007.

	Financial Highlights (in millions of Canadian dollars, except per share amounts)

		Three Months Ended		Nine Months Ended
		January 31, 2007	January 31, 2006	January 31, 2007	January 31, 2006
CHC Helicopter	Revenue	$300.8	$253.5	$836.9	$748.8
Corporation	Operating income	26.0	23.8	86.6	85.4
	Net earnings from continuing operations	12.0	21.4	29.3	79.4
T 604.276.7500	Net earnings from discontinued operations	-	0.1	0.4	0.6
F 604.232.8341	Extraordinary item	0.8	-	0.8	-
	Net earnings	12.8	21.5	30.5	80.0
www.chc.ca
	Per share information (diluted)
	Weighted average number of shares	46.1	46.2	46.1	46.1
	Net earnings from continuing operations	$0.26	$0.47	$0.64	$1.73
	Net earnings from discontinued operations	-	-	0.01	0.01
	Extraordinary item	0.02	-	0.02	-
	Net earnings	0.28	0.47	0.67	1.74

Overview

For the second consecutive quarter, the Company recorded the highest quarterly revenue in its history due to continued fleet growth and business expansion. In addition, the Company continued to add aircraft to its fleet, with 30 new aircraft added in the first nine months of the current fiscal year.

During the third quarter, revenue increased $43.9 million (17%) to $300.8 million, excluding the impact of foreign exchange (“FX”), compared to the same period last year. FX had a positive impact on revenue in the third quarter of $3.4 million.

Revenue increased in all operating segments for the three months ended January 31, 2007, but most significantly in the Global Operations segment. Global Operations’ revenue and segment EBITDAR increased $33.8 million (39%) and $12.8 million (51%), respectively, from the same period last year (excluding FX). Flying hours in Global Operations increased by 2,693 hours (14%) over the same period last year. European Operations revenue increased $5.9 million (5%), compared to the same period last year (excluding FX); however, segment EBITDAR decreased by $1.2 million (5%) compared to the same period last year (excluding FX). European Operations’ segment EBITDAR continued to be negatively impacted during the third quarter by aircraft availability issues on new aircraft types and aircraft introduction costs. The Company is currently in discussions with manufacturers to remedy the problems created by low aircraft availability rates. During the third quarter, external revenue and segment EBITDAR in Heli-One increased $4.2 million (10%) and $12.2 million (23%), respectively, from the same period last year (excluding FX).

Operating income increased $1.1 million or 5% (excluding FX) in the third quarter, compared to the same period last year, despite continued aircraft availability issues relating to new aircraft types and aircraft introduction costs that the Company continues to experience as a result of fleet expansion. During the third quarter, the Company added five aircraft to the fleet to meet current and future contractual requirements and disposed of or returned three aircraft, for a net increase in the fleet of two aircraft. In the third quarter, the Company incurred aircraft introduction costs relating to the five aircraft added in the third quarter and the 25 aircraft added in the first six months of fiscal 2007.

Net earnings for the three months ended January 31, 2007 were $12.8 million ($0.28 per share, diluted), a decrease of $8.7 million from the same period last year. The prior year third quarter net earnings included a gain on sale of the Company’s interest in Inversiones Aereas S.L. The following table presents the impact on net income and diluted earnings per share of certain items that affect the comparability of the Company’s net earnings from the applicable prior periods (all amounts are after-tax and in millions, except per share amounts):

	Three Months Ended January 31,				Nine Months Ended January 31,
	2007		2006		2007		2006
	Net earnings impact	Diluted earnings per share impact	Net earnings impact	Diluted earnings per share impact	Net earnings impact	Diluted earnings per share impact	Net earnings impact	Diluted earnings per share impact
Operational Issues:
Aircraft introduction costs	$(2.2)	$(0.05)	$(1.1)	$(0.02)	$(9.9)	$(0.21)	$(4.8)	$(0.10)
Costs related to aircraft availability issues	(3.0)	(0.07)	(0.4)	(0.01)	(7.0)	(0.15)	(0.4)	(0.01)
Net trade receivables provision decrease	3.4	0.07	-	-	10.7	0.23	-	-
SOX Section 404 project costs	(1.6)	(0.03)	(0.1)	-	(4.2)	(0.09)	(0.4)	(0.01)
	(3.4)	(0.08)	(1.6)	(0.03)	(10.4)	(0.22)	(5.6)	(0.12)
Financing, Investing and Related Issues:
Gain on sale of long-term investments and equity earnings	-	-	15.7	0.34	-	-	37.4	0.81
Financing charges (FX and other)	2.6	0.06	(5.3)	(0.11)	(5.3)	(0.12)	(6.1)	(0.13)
	2.6	0.06	10.4	0.23	(5.3)	(0.12)	31.3	0.68
Other:
Contract settlement costs	-	-	-	-	(1.2)	(0.03)	-	-
Restructuring (costs) recovery	-	-	(2.5)	(0.06)	1.4	0.03	(8.7)	(0.19)
Tax adjustments (FIT and other)	(2.2)	(0.05)	-	-	(2.2)	(0.05)	-	-
	(2.2)	(0.05)	(2.5)	(0.06)	(2.0)	(0.05)	(8.7)	(0.19)
Total	$(3.0)	$(0.07)	$6.3	$0.14	$(17.7)	$(0.39)	$17.0	$0.37

Other significant variances include (all amounts are pre-tax, unless otherwise noted):

•
Interest expense increases of approximately $1.8 million ($1.4 million or $0.03 per share, diluted, after-tax) and $5.4 million ($4.0 million or $0.09 per share, diluted, after-tax) for the three and nine months ended January 31, 2007, respectively, primarily as a result of higher debt levels related to investment in a growing fleet and associated working capital increases; and

•
Lease expense increases of approximately $11.0 million ($8.2 million or $0.18 per share, diluted, after-tax) and $24.8 million ($18.3 million or $0.40 per share, diluted, after-tax) for the three and nine months ended January 31, 2007, respectively, as a result of additional leased aircraft and higher interest rates on these operating leases.

Capital and liquidity:

•
The Company generated $53.1 million in cash from operations and invested $73.8 million in property and equipment, including the purchase of four aircraft, during the three months ended January 31, 2007.

•
The Company has 76 aircraft (35 heavy and 41 medium aircraft) on order, eight of which are expected to be delivered in the fourth quarter of the current year, with the remaining 68 aircraft to be delivered over the next five years. These orders include the EC225 contract discussed below in subsequent events.

•	The Company had unused capacity under its credit facilities of $78.8 million and cash and cash equivalents of $51.8 million for a total of $130.6 million at January 31, 2007.

Sylvain Allard, President and Chief Executive Officer, said: “I am pleased to report that the Company recorded the highest quarterly revenue in its history for the second consecutive period. However, during the quarter, CHC suffered a tragic accident with the December 27, 2006 crash of an AS365N helicopter in the Irish Sea and the loss of seven lives as a result. Although the accident did not have a material financial impact on the Company, it did have a profound impact on the customer and our employees, and most significantly on the  families and friends of those who lost their lives. This event is an important reminder that although we have an industry-leading safety record, it is critical that we continue to diligently monitor and improve our safety management systems and processes and support our culture of continuous improvement when it comes to safety. CHC continues to assist and support all agencies investigating the accident.”

Subsequent to the third quarter, the Company announced:

•	the signing of a contract with Eurocopter for the purchase of 16 new EC225 helicopters. These aircraft are expected to be delivered between fiscal 2008 and fiscal 2012.

The Company plans to use these aircraft in support of new offshore oil and gas contracts and potentially as Search and Rescue (“SAR”) aircraft to meet the unprecedented demand from various customers in both the offshore oil and gas industry and government sponsored SAR. The EC225 fleet will be fully supported by Heli-One which will provide total maintenance, repair and overhaul (“MRO”) support for the advanced EC225. Heli-One has been granted an exclusive license to perform repair and overhaul on EC225 components.

•
a five year helicopter lease and maintenance contract, plus two option years, with AB Norrlandsflyg of Sweden commencing in January 2008. Heli-One will provide Norrlandsflyg with two new Sikorsky S-76C++ helicopters in SAR configuration and will support the helicopters’ major components through a power-by-the-hour maintenance agreement. Norrlandsflyg will operate the aircraft in a SAR capacity for the Swedish Maritime Agency.

•	it has secured contracts with major European Air Forces as follows:

1.	modifications to twelve Royal Norwegian Air Force Bell 412SP helicopters and upgrades to a further six 412 helicopters from SP to HP models. Work will be carried out in 2007 and 2008.

2.	S-61A fleet support for Royal Danish Air Force, including C-inspections, component repair and overhaul, and personnel support.

3.	phase inspections on two Royal Netherlands Air Force AS532U2 Cougar helicopters (with options for a further five inspections) to be performed at Royal Netherlands Air Force facilities in Woensdrecht.

In addition, subsequent to the third quarter, following regulatory approval, the Company acquired an equity position in BHS - Brazilian Helicopter Services Taxi Aereo Ltda. (“BHS”), one of the largest helicopter operators in the Brazilian offshore sector. Accordingly, commencing on March 1, 2007, the Company will consolidate BHS. As a result, the Company expects to record a material amount of assets and liabilities, including goodwill, other intangible assets and tax liabilities in the fourth quarter consolidated financial statements.

For a complete overview of results, including Management’s Discussion and Analysis, and Unaudited Consolidated Interim Financial Statements and Notes thereto, please visit the CHC website at http://www.chc.ca/investor_financialreports.php.

Investor Conference Call

The Company’s third quarter conference call and webcast will take place Thursday, March 15th, 2007 at 10:30 a.m. EDT. To listen to the conference call, dial 416-644-3432 for local and overseas calls, or toll-free 1-866-250-4665 for calls from within North America. To hear a replay of the conference call, dial 416-640-1917 or toll-free 1-877-289-8525 and enter passcode “21202367#”.

The financial results and conference call webcast will be available at www.chc.ca. The webcast is also available through Canada Newswire at www.cnxmarketlink.com.

CHC Helicopter Corporation is the world’s largest provider of helicopter services to the global offshore oil and gas industry with aircraft operating in more than 30 countries.

For further information, please contact:

Rick Davis Senior Vice President and Chief Financial Officer 604-279-2471
Chris Flanagan Director of Communications 604-279-2493

If you wish to be added to CHC’s news distribution list, please visit http://www.chc.ca/investor_materialrequest.php.

This document may contain forward-looking information. While these projections, conclusions, forecasts and other statements represent our best current judgment, the actual results could differ materially from the conclusion, forecast or projection contained in the forward-looking information. Certain material factors or assumptions were applied in drawing a conclusion or making a forecast or projection in the forward-looking information contained herein. Such factors include, but are not limited to, the following: exchange rate fluctuations, trade credit risk, industry exposure, inflation, contract loss, inability to maintain government issued licences, inability to obtain necessary aircraft or insurance, competition, political, economic and regulatory uncertainty, loss of key personnel, work stoppages due to labour disputes, and future material acquisitions. These risk factors are further detailed in the Annual Report on Form 20-F and other filings of the Company with the United States Securities and Exchange Commission and in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. CHC disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.